                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __ )*

                                  FVC.COM, Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock. $.001 par value
                   -------------------------------------------
                         (Title of Class of Securities)

                                   337485 10 6
                       ----------------------------------
                                 (CUSIP Number)

                                December 31, 1998
              ---------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /       Rule 13d-1(b)

                  / /       Rule 13d-1(c)

                  /X/       Rule 13d-1(d)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------                 ----------------------------
CUSIP NO. 337485-10-6                     13G             PAGE 2 OF 5 PAGES
         -------------------------
-----------------------------------                 ----------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Ralph K. Ungermann
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)    / /
                                                           (b)    / /
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                              5   SOLE VOTING POWER
     NUMBER OF SHARES
       BENEFICIALLY                2,572,499. All of such shares are held in The
       OWNED BY EACH               Ralph K. Ungermann Living Trust under
     REPORTING PERSON              agreement dated May 18, 1988, as amended of
           WITH                    which the reporting person is the trustee.
                           -----------------------------------------------------
                              6    SHARED VOTING POWER

                                   -0-
                           -----------------------------------------------------
                              7    SOLE  DISPOSITIVE POWER

                                   2,572,499. All of such shares are held in The
                                   Ralph K. Ungermann Living Trust under
                                   agreement dated May 18, 1988, as amended of
                                   which the reporting person is the trustee.
                           -----------------------------------------------------
                              8    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,572,499. All of such shares are held in The Ralph K. Ungermann Living Trust under agreement dated May 18, 1988, as amended of which the reporting person is the trustee.

--------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                            / /

--------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      15.7%
--------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.
    (a)  Name of Issuer:   FVC.COM, Inc.

    (b)  Address of Issuer's Principal Executive Offices:
                                                         3393 Octavius Drive
                                                         Suite 102
                                                         Santa Clara, CA  95054

ITEM 2.

    (a)  Name of Person Filing:    Ralph K. Ungermann

    (b)  Address of Principal Business Office or, if None, Residence:
                                                         3393 Octavius Drive
                                                         Suite 102
                                                         Santa Clara, CA  95054


    (c)  Citizenship:   A citizen of the United States

    (d)  Title of Class of Securities:   Common Stock

    (e)  CUSIP Number:    337485-10-6

ITEM 3. NOT APPLICABLE.

ITEM 4. OWNERSHIP

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

    (a) Amount Beneficially Owned: 2,572,499 shares of Common Stock as of December 31, 1998. All of such shares are held in The Ralph K. Ungermann Living Trust under agreement dated May 18, 1988 of which the reporting person is the trustee.

    (b)  Percent of Class: 15.7%

    (c)  Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote:                 2,572,499
         (ii)   shared power to vote or to direct the vote:                  -0-
         (iii)  sole power to dispose or to direct the disposition of:    2,572,499
         (iv)   shared power to dispose or to direct the disposition of:     -0-

         INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security, SEE Rule 13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable.



ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

ITEM 10. CERTIFICATION

     Not Applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                            February 5, 1999
                                       -----------------------------------------
                                                   Date

                                            /s/ Ralph K. Ungermann
                                       -----------------------------------------
                                                   Signature

                                            Ralph K. Ungermann, Trustee
                                       -----------------------------------------
                                                   Name/Title